Contact

www.linkedin.com/in/darrenallarde (LinkedIn)

Top Skills

Product Management
Online Gaming
Social Games

Darren Allarde

Founder of Seedling | Student Leader @ Echo.Church | Helping the local church and ministries cultivate prayer

San Jose, California, United States

Experience

Good Quests Company | Building Lighthouse
CEO
June 2026 - Present (2 months)

We're at a rare inflection point.

Interest in God is at an all-time high. It's being led by Gen Z and A, the most spiritually hungry generation we've seen in decades. They're asking timeless questions like, "Will I ever be loved?" "Am I on the right path?"

We are building the experiences and the tools that help them find wisdom that will change their life.

Our mission is to build worlds where ordinary life becomes a holy adventure.

Salt + Light
Co-Founder // CEO
November 2021 - June 2026 (4 years 7 months)
San Jose, California, United States

Echo.Church
Director Of Innovation and Product // Sunnyvale Campus Pastor
May 2018 - February 2020 (1 year 10 months)
San Jose, California, United States

Greatest learning: The power of visionary leadership and inviting God directly into my work.

The failure I remember most: Not realizing the depth, investment, and time it takes to raise someone up to lead.

Rocket Games, Inc.
Co-Founder & GM
December 2013 - February 2017 (3 years 3 months)
San Francisco, California, United States

Greatest learning: A few people on mission with great chemistry can accomplish amazing things.

The failure I remember most: Prioritizing work over my family that I only end up taking 2 weeks for parental leave. Twice.

Zynga

Product Manager // Sr. Producer

March 2011 - December 2013 (2 years 10 months)

San Francisco, California, United States

Greatest learning: Having one singular deep skill really matters.

The failure I remember most: Not properly resetting after a big team transition.

ohai, inc.

Producer

October 2010 - February 2011 (5 months)

San Francisco Bay Area

Greatest learning: Fresh reminder that innovation matters and working with creatives is inspiring.

The failure I remember most: Not being able to work well sideways. Inefficient communication upwards.

Gala-Net Inc.

Associate Producer

September 2009 - October 2010 (1 year 2 months)

Sunnyvale, California, United States

Greatest learning: Sharing your ideas and influencing culture takes time and cannot be rushed.

The failure I remember most: Over emphasis on action and not taking the time to discuss.

PlayHaven (Acquired by Science, Inc.)

Director Of Community Relations

November 2008 - July 2009 (9 months)

San Mateo, California, United States

Greatest learning: Hustling and the power of networking.

The failure I remember most: Allowing my missed expectation to develop frustration and not having the maturity to communicate properly about it.

CA Technologies

Marketing Intern

2007 - February 2009 (2 years)

Redwood City, California, United States

Greatest learning: Continue to humble yourself to others and learn as much as you can.

The failure I remember most: Allowing ego and the imagination of the future to get in the way of embracing the present.

PBworks

Marketing Community Manager

2006 - June 2007 (1 year)

Burlingame, California, United States

Greatest learning: The power of books.

The failure I remember most: Thinking I was teachable when in fact I actually was not.

Saba Software

Business Analyst

July 2005 - February 2007 (1 year 8 months)

Redwood City, California, United States

Greatest learning: How much you make, what you're working on, who you're working with... All these matter more or less depending on the season.

The failure I remember most: Allowing myself to come into work uninspired and letting that impact my performance.

Embark Corporation

Web Development Intern

September 2004 - July 2005 (11 months)

San Francisco, California, United States

Greatest learning: Camaraderie and friendship go a long way.

The failure I remember most: Not being faithful with the small tasks given to me. Also, allowing myself to idolize my previous experience that I felt like I knew it all.

Makena Technologies

QA Engineer

October 2000 - January 2004 (3 years 4 months)

Menlo Park, California, United States

Greatest thing I learned: The world is a big place filled with amazing people. Having the honor to be in an environment like this opened my eyes to opportunity.

The failure I remember most: Thinking that I knew enough and not taking advantage of putting in the work to truly develop my skills.